The Marquie Group, Inc.

July 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The Marquie Group, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed July 5, 2019

File No. 024-10992

Ladies and Gentlemen:

On behalf of our client, The Marquie Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the Offering Statement on Form 1-A (“Amendment No. 2”) relating to the issuance by the Company of 10,000,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 15, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on July 5, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.	You indicate that your offering may extend for up to 270 days while on page 17 you indicate the duration is 360 days. Please reconcile.

We have corrected the discrepancy. The offering will be for 360 days.

Principal Stockholders, page 32

2.	Clarify what footnotes (1) and (2) refer to in the chart on page 32. Additionally, revise the calculation referenced in Footnote (1) to reflect the correct maximum offering amount.

We have clarified footnotes (1) and (2) and have adjusted all calculations based on updated issued and outstanding.

Exhibits

3.	Refer to prior comment 7. The first provision of the subscription agreement you filed continues to refer to a different company. Additionally, we note that the subscription agreement contains a provision mandating that the agreement be governed by and construed in accordance with the laws of the State of Florida. Tell us why you believe that the subscription agreement will be governed under Florida law rather than Nevada law, which is the company’s state of incorporation and location of its principal executive offices.

We have corrected the name of the company in subscription agreement. We have also adjusted the governing law and venue provisions to reflect Federal law.

4.	We note the provision in your subscription agreement naming “the proper forum in the Clark County, State of Nevada” as the sole venue for any legal action arising from the subscription agreement. Provide risk factor disclosure regarding the risks and related impact to potential investors. Clearly delineate any subject matter carve-outs, an disclose whether or not the provision applies only to state claims or also to claims arising under the Exchange Act and/or Securities Act.

We have corrected to address venue and we do not believe we need to add a risk factor at this time.

General

5.	We note conflicting disclosure of the company’s state of incorporation. The cover page of your Part II information states that the company is incorporated in Florida, while the narrative disclosure states that the company is incorporated in Nevada. Please clarify.

Although we believe it is clearly stated that the Company is a Florida corporation with a Nevada subsidiary, we have made certain adjustments to clarify. In addition, we have made changes making reference to certain aspects of Nevada law to reflect Florida law.

6.	Revise to correct the inconsistencies regarding the number of outstanding shares. We note, for example, your statement on page 13 that you have issued and outstanding 59,700,131 shares as of the date of the prospectus, but that you will have 146,136,719 outstanding shares as of the offering date.

We have corrected the outstanding number of shares throughout to reflect the current issued and outstanding as of July 16, 2019.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Marc Angell
Marc Angell, CEO
The Marquie Group, P.A.

cc: William Eilers, Esq.